FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†**
(Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, C A Carolus,
R Dañino*, A R Hill

, J G Hopwood, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,

Canadian,
#
Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za
Enquiries
Media and Investor Enquiries

Willie Jacobsz
Tel      +508 839-1188
Mobile +857 241-7127
email    Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel      +27 11 562-9706
Mobile +27 (0) 83 309-6720
email    Nikki.Catrakilis-Wagner@
             goldfields.co.za
Media Enquiries

Julian Gwillim
Tel      +27 11 562-9774
Mobile +27 (0) 82 452 4389
email    Julian.Gwillim@goldfields.co.za
MEDIA RELEASE
GOLD FIELDS ISSUES Q2 F2010
GUIDANCE UPDATE
Johannesburg, 7 January 2010: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) today issued updated production guidance for Q2 F2010.

Attributable production for Q2 F2010 is expected to be approximately
900koz, which is 2.8% lower than the previous guidance of 925koz, provided on 29 October 2009. The lower production is mainly as a result of seismic related production stoppages experienced in South
Africa. At the Driefontein mine in particular, seven days of production, or almost one third of the December production month, were lost due to a major seismic event which resulted in an extended search and rescue operation, as previously reported.

In line with the lower production, total cash costs and notional cash expenditure (NCE) for the Group are expected to be approximately
US$615/oz and US$900 respectively, which is approximately 4% and

3% higher than guidance.
The full results for the Group will be published on Thursday, 4
February, 2010.

                                               ends
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable production of 3.6 million ounces* per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable
Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold
Fields is listed on JSE Limited (primary listing), the New York Stock Exchange (NYSE), the
Dubai International Financial Exchange (DIFX), the Euronext in Brussels (NYX) and the Swiss
Exchange (SWX). For more information please visit the Gold Fields website at
www.goldfields.co.za.

*Based on the annualised run rate for the fourth quarter of F2009

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 7 January 2010

GOLD FIELDS LIMITED
By:

Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
               Relations and Corporate Affairs